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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of Subject Company (issuer))

NAVISTAR INTERNATIONAL CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

638902AM8 (Registered)
4.75% Subordinated Exchangeable Notes due 2009	638902AL0 (Restricted)
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Copies to:
Robert J. Perna Corporate Secretary Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, Illinois 60555 (630) 753-5000	Dennis M. Myers, P.C. Kirkland & Ellis, LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$220,000,000	$23,540

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 4.75% Subordinated Exchangeable Notes due 2009, as described herein, is $1,000 per $1,000 principal amount outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,540	Filing party:	Navistar International Corporation
Form or Registration No.:	SC TO-I	Date Filed:	February 24, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1	☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 2 to Tender Offer Statement on Schedule TO (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Navistar International Corporation (the "Company"), on February 24, 2006, as amended and supplemented by Amendment No. 1 thereto filed by the Company on March 16, 2006 (as amended and supplemented, the "Schedule TO"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended. The Schedule TO relates to the Company's offer (the "Tender Offer") to purchase for cash any and all outstanding 4.75% Subordinated Exchangeable Notes due 2009 (the "4.75% Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated February 24, 2006 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to the Schedule TO, respectively. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11.

    Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

    On March 24, 2006, the Company reported the results of the Company's tender offer for any and all of its outstanding 4.75% Notes pursuant to the Company's previously announced Tender Offer for the 4.75% Notes. The press release issued by the Company on March 24, 2006 reporting the results of the Tender Offer is attached hereto as Exhibit (a)(6) and incorporated herein by reference.

    The last bulleted item in the second paragraph of the section entitled "Available Information and Incorporation of Documents by Reference" on pages 26-27 of the Offer to Purchase is hereby amended by deleting such bulleted item in its entirety and replacing it with the following:

    •
    Navistar's Current Reports on Form 8-K filed with the SEC on February 23, 2005, February 28, 2005, March 2, 2005, March 10, 2005, March 14, 2005, March 17, 2005, March 23, 2005, March 31, 2005, April 12, 2005, April 14, 2005, April 22, 2005, April 25, 2005, May 4, 2005, June 9, 2005, June 15, 2005, July 6, 2005, August 9, 2005, August 22, 2005, September 7, 2005, September 9, 2005, October 4, 2005, October 21, 2005, November 8, 2005, December 12, 2005, December 16, 2005, January 17, 2006, February 3, 2006, February 9, 2006, February 16, 2006, February 21, 2006, February 24, 2006, March 2, 2006, March 3, 2006, March 8, 2006 and March 24, 2006.

Item 12.    Exhibits.    Item 12 of the Schedule TO is hereby amended by adding the following:

    (a)(6)    Press Release issued by the Company, dated March 24, 2006 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on March 24, 2006).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2006
NAVISTAR INTERNATIONAL CORPORATION
By:
/s/ WILLIAM A. CATON
	Name:	William A. Caton
	Its:	Executive Vice President and Vice President—Finance

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  Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11.
  Item 12. Exhibits. Item 12 of the Schedule TO is hereby amended by adding the following
SIGNATURE